Exhibit 99(pp)

[Guest Newspaper Editorial]

                          Guest Editorial submitted by
                         Stan Bright, President and CEO
                          of MidAmerican Energy Company
                                 August 30, 1996


                  THE MIDAMERICAN PROPOSAL - BETTER FOR IOWANS

         With all the ads and news coverage you've seen over the past few weeks, you may be asking yourself, "What are those two utility companies doing, anyway?" Let me shed some light on it for you.

         Back in October 1995, I wrote a letter to Lee Liu, chairman of IES Industries, proposing a merger of our two companies. IES declined our offer, but soon announced that it had accepted an inferior offer to merge with a Wisconsin utility company. Incredible as it may seem, IES didn't even bother to tell its shareholders about the better offer from MidAmerican!

         A MidAmerican/IES merger makes too much sense to ignore. The companies have contiguous and overlapping service areas and share ownership in many energy facilities. As a result, we estimate a merger would save $650 million over the next ten years.

         So, early this month, I sent another letter to Mr. Liu, outlining our plan to merge with IES and describing the benefits such a merger would bring to Iowa and to shareholders, customers and employees. Concerned that IES would again fail to inform its shareholders of our better offer, we decided to present our proposal directly to IES shareholders. That's what all the commercials and advertisements are about.

         Our offer is simple, and it's better than the Wisconsin deal. As an IES shareholder, you have a choice: you can exchange your IES stock for MidAmerican stock tax-free (worth $37.54 as of August 29, 1996) and get a 25% higher dividend; or you could sell your IES stock to MidAmerican for $39 in cash. In either case, you will benefit by receiving a premium for your IES shares.

         Any IES shareholder who wants all stock will get all stock, tax-free. We will exchange up to 40% of the IES shares for cash, for those who choose cash. If more than 40% choose cash, we will pay those shareholders the same combination of cash and stock.

         The MidAmerican proposal would keep your utility company based right here in Iowa. The Wisconsin deal would move corporate headquarters to Madison, Wisconsin.

         IES is arguing that the MidAmerican plan is "less than advertised", but independent financial experts such as Value Line and Institutional Shareholder Services call the MidAmerican plan superior, and urge IES shareholders to vote against the Wisconsin deal.

         In our community meeting in Burlington this week, IES customers, employees and shareholders told us what happened when IES merged with Iowa Southern Utilities Company several years ago. Electric prices went up and Iowa Southern's corporate headquarters in Centerville disappeared, despite promises to the contrary.

         MidAmerican has filed a plan with the Iowa Utilities Board to reduce or freeze electric prices through the year 2001. Our economic development activities helped Iowa communities create over 3,500 new jobs in 1995 alone. We'll continue our strong commitment to competitive electric prices and economic development.

         IES shareholders now have an opportunity to send a message to their board of directors that they should consider MidAmerican's offer. We believe the MidAmerican plan is better for the citizens of Burlington and for all Iowans.



MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the proposed IES/WPL/Interstate transaction and that proxy statement and the other materials are incorporated herein by reference. MidAmerican Energy Company, 666 Grand Avenue, Des Moines, Iowa 50303.